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                                    EXHIBIT 7

                          EXCAL SHAREHOLDERS COMMITTEE
                        c/o 10151 Deerwood Park Boulevard
                             Building 100, Suite 200
                          Jacksonville, Florida  32256



July 10, 1996


The Board of Directors of
Excal Enterprises, Inc.
100 North Tampa Street
Tampa, Florida 33602

Gentlemen:

We have received your letter dated June 19, 1996 rejecting our call for an annual meeting. We disagree with the conclusions in that letter and intend to respond accordingly. Frankly, we are surprised at the reaction of this Board and its lack of legitimate response to our concerns. We believe that this approach is contrary to the Board's stated desire to maximize the value of Excal stock.

As shareholders, our primary objective is to see that the intrinsic value of the company is represented by its stock price and that such value is not put to unwarranted risk. That is not a "hostile" or "completely outrageous" desire. Our objectives are entirely rational and for the benefit of ALL shareholders.

In mid-January, 1996, I sent a complimentary letter lauding the company for its operational achievements, but suggesting a number of options that could increase shareholder value with minimum risk to its existing assets. Apparently, this letter was perceived as hostile. (The letter is attached; you might reread it for clarification.) Apparently, the company did not value the contents of the letter and never acknowledged its receipt. In addition, calls to CEO, Carey Webb, went unanswered.

Upon further consideration we shareholders resolved to form a group in order to gain the ear of the company. Rather than listen to the group's concerns, the Board elected to file a lawsuit (using the Company's money) which wrongfully attempted to trigger the poison pill.

As a group, we wish to reiterate our concerns and justification for those concerns.

1. We believe the company's stock is significantly undervalued relative to its underlying assets. That under-valuation stems principally from the cloud of the ongoing SEC investigation, lack of confidence in management, the spending on general and administrative expenses, the notion that present management intends to "leverage up" known assets to buy "yet to be determined" businesses


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and/or compete in the commercial real estate market with existing REITS.  We believe this strategy to be inappropriate and not in the best interests of shareholders.

As to the SEC investigations, we are convinced that the SEC can be convinced to make a quick settlement and one that is favorable to all shareholders. However, we believe Park Newton's presence on the Board of Directors prevents this closure. This with the board authorized indemnification advances have a serious impact on the company and all shareholders. The litigation costs over the past years are substantial with close to $1.5 million (31 cents per share) already spent plus the reserve for settlement of $744,000 dollars (16 cents per share), the majority of which we believe is for the chairman's SEC settlement. These dollars belong to shareholders. As shareholders we have a hard time connecting tangible contribution to shareholder value from these legal proceedings.

2. As to management of the company, we believe that the management has done a reasonable job of renting a building through brokers and reducing a hemorrhaging business to slightly cash flow positive. What is disturbing is that revenues from the tire business have dropped dramatically with the continued loss of customers. It appears that this management cannot manage its core business and refuses to shut it down. The revenues of this business have gone from $6.5 million in FY93 revenues to less than $1.0 million in FY96, an over 80 percent drop in revenues. And another customer has quit. Something is wrong!

It is difficult for us as shareholders to accept the management view that they are uniquely qualified to "leverage up" assets to buy unknown businesses. In addition, public records indicate several million dollars in various judgements against the chairman of the company, and the last company the CEO worked for went bankrupt. It is difficult to support an aggressive real estate or business acquisition strategy with this track record.

As shareholders, we are concerned that the assets of this company are being put to undue risk given the present board and managerial makeup.

3. In addition, we are concerned that the G & A for this company is way out of line with other real estate companies. The G & A totals over 20 percent of revenues from a triple net lease building. That represents a major cost to shareholders. In addition, the largesse of options, bonuses and employment contracts are at best outrageous for a money losing business and a self-running real estate subsidiary.

Although the above mentioned concerns are general, we could be a great deal more specific about Board qualifications, compensation, indemnification, lack of shareholder concern and SEC allegations. We chose not to in hope that we may solve the issues that concern us as shareholders through a constructive dialogue with management.

Let us be clear, WE ARE INTERESTED IN VALUE AND STOCK PRICE ONLY, NOT RUNNING COMPANIES, and our remedy for that is the following.


We are willing to work with the Board in a manner that preserves and enhances shareholder value.


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There are financial devices that can be implemented that will preserve the
STATUS QUO and allow Mr. Newton to retire as chairman which would, in our opinion, pave the way for a major stock appreciation for all shareholders. We are prepared to offer him the following package for his retirement from the
Board:

We would like Mr. Newton to convert his voting stock and options into a non-voting convertible mortgage instrument guaranteed by the building in Jacksonville. The stock would convert to common stock upon sale of the company at $2.00 a share and bear interest at 8.0% on the face value of the issue. In addition the new Board would honor; within the law, the previously authorized indemnification agreements and employment packages, for all management, until the company is sold. Finally, we would agree not to file shareholder derivative action lawsuits against the now sitting Board members.

The new Board course of action would be the following;

1.   Begin an immediate company stock repurchase program.

2.   Settle with the SEC and all pending lawsuits.

3. Sell off or discontinue the automotive business and extract as much cash as possible from the business.

4. At the appropriate time market the company to a series of already identified real estate investment trust public companies. (We believe the peak shareholder value resides in a REIT purchasing the Company for publicly traded stock. This should be a tax free transaction to a strategic buyer and shareholders and yield a significant dividend post transaction, up to 8.0%.)

Finally, as shareholders, we are eager to find a sound business solution to our concerns. However, we also resolutely believe in the remedies we have suggested and will pursue those remedies vigorously until the stock price reflects the value of the underlying assets of this public company. If that means pursuing proxy alternatives then so be it. If we win a proxy contest we will make every attempt to improve G & A, limit litigation spending, seek reimbursement to the company for all monies not spent on increased shareholder value and thoroughly research all other available recourse for any malfeasance by the Board of Directors.

We ask again that you consider and implement our recommendations without the necessity of further litigation or proxy battles. By using such an approach, everyone wins.


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                                   David J.  Smith